THE
                                 PARNASSUS
                                 INCOME FUND
      ONE MARKET--STEUART TOWER #1600 SAN FRANCISCO CA 94105 415-778-0200
--------------------------------------------------------------------------------

                                                               February 12, 1996



Dear Shareholder:

     Here is your 1995 annual report for the Parnassus Income Fund. I am pleased to report that all three portfolios had excellent results. Declining interest rates made for strong total returns. While yields have dropped, total returns including price appreciation have been excellent. As the portfolio manager for the Balanced and Fixed-Income Portfolios, I wrote those sections. As manager of the California Tax-Exempt Portfolio, David Pogran wrote that report.

                               BALANCED PORTFOLIO

     As of December 31, 1995, the net asset value per share (NAV) of the Balanced Portfolio was $19.58. Taking into account dividends paid, the total return for the year was 31.13% compared to 25.16% for the average balanced fund according to Lipper Analytical Services. This strong performance meant that we placed 12th out of the 220 balanced funds followed by Lipper.

     The Balanced Portfolio also has a strong record over longer periods. For the three-year period, the Portfolio had an average total return of 12.87% per year compared to 10.77% for the average balanced fund.

     Below you will find a graph comparing the Balanced Portfolio with the S&P 500, the Lehman Aggregate Bond Index and the Lipper Balanced Fund average. The graph also contains the dollar amount an investor would have after investing $10,000 at the inception of the Portfolio. Below the graph is a table showing average annual total returns for the one-year and three-year periods and since inception.

                                                         -----------------------
                                                         Value on
                                                         December 31, 1995
                                                         -----------------------

                                                         S&P 500
                                                         Index           $16,296

                                                         Balanced
                                                         Portfolio       $15,616

                                                         Lipper
                                                         Balanced
                                                         Fund Average    $14,189

                                                         Lehman
                                                         Aggregate
                                                         Bond Index      $12,80

                                                         Note: The 30-day SEC
                                                         yield in December for
                                                         the Balanced Portfolio
                                                         was 4.43%


--------------------------------------------------------------------------------------------
                                 Balanced     S&P 500    Lipper Balanced    Lehman Aggregate
Average Annual Total Return     Portfolio      Index       Fund Average        Bond Index
--------------------------------------------------------------------------------------------
One Year                          31.13%       37.57%          25.16%            18.48%
Three Years                       12.87%       15.32%          10.77%             8.07%
Since Inception 9/1/92            14.34%       15.79%          11.07%             7.71%
--------------------------------------------------------------------------------------------

     As shareholders of the Balanced Portfolio, we were very fortunate this year. Both our stocks and our bonds did well, propelling us into the top 6% of all balanced funds. Much of our success was due to falling interest rates. The yield on the 30-year Treasury bond was 7.88% at the beginning of the year and 5.95% at the end of the year for a decline of almost 2%. The yield on the 10-year Treasury bond dropped from 7.83% to 5.57%, a decline of 2.26%. This huge drop made our fixed-income securities worth more. Lower interest rates also improved the business prospects for the companies in which we hold shares.

     Virtually all our positions increased in value, but there were some that were especially noteworthy. In this section, I will discuss only our equity positions (stock) and leave the bond positions for the Fixed-Income Portfolio report.

     There were three important themes in the movement of the stocks in the Balanced Portfolio: interest rate plays, utilities and undervalued issues. Three of the stocks that did the best could be called interest rate plays since they are financial institutions and financial institutions do very well in a falling interest rate environment.

     The Student Loan Marketing Association, better known as Sallie Mae, increased an astounding 103% during the year as its stock went from $32.50 to $66.00. Sallie Mae meets our social criteria because it helps to finance higher education. It buys student loans from banks and other lenders which gives those institutions enough liquidity to make more loans. Sallie Mae gets its money by selling bonds in the capital markets and lower interest rates mean that its cost of money is lower. Sallie Mae also has a "floor" below which the interest rate it receives from its student loans cannot drop. Thus, the "spread" between the cost of funds and the interest received widened during the year and helped earnings.

     There was more than falling interest rates behind the incredible increase in the price of the stock. For a couple of years now, the Clinton administration has been trying to have the government make direct student loans rather than guaranteeing loans that are made by banks. This, of course, would reduce the number of loans made by private lenders and that, in turn, would reduce the amount of business Sallie Mae could do. When the Republicans gained control of Congress last year, sentiment swung against direct lending and moved back to letting private lenders do the job. Congress has now limited the percentage of direct loans that the government can make which has improved the prospects for Sallie Mae. The company has also improved its ability to control costs and has sharpened its focus.

     Two savings and loans also contributed to the Balanced Portfolio's excellent returns. Savings and loans meet our social criteria because they finance housing. H.F. Ahmanson, the parent of Home Savings, the nations largest savings and loan, saw its stock price increase 64% as its shares went from $16.13 to $26.50 each. Declining interest rates helped the savings and loan industry by lowering its cost of funds as well as by making home ownership more affordable for most Americans. Also helping was the improved outlook for real estate prices in California where Home Savings has the majority of its loans.

     Great Western Financial Corporation, parent of Great Western Savings, increased 59% during the year as its stock went from $16.00 to $25.38. The same factors were at work with Great Western that were at work with Home Savings.

     Utility stocks were also very important to our performance in 1995. As most of you know, bonds and other fixed-income securities increase in value as interest rates fall. The same stream of income has a higher capital value when rates are low. What many of you may not have known, though, is that utility stocks behave in a manner similar to bonds. Since utilities pay a fairly consistent dividend over time, many people invest in these stocks as a substitute for bonds. Because of this phenomenon, utility stocks are worth more when interest rates are lower and theyre worth less when interest rates are higher. During 1995, the wind was at our back and utilities did excep-tionally well with the sharp drop in interest rates.

     Eastern Enterprises, the parent of Boston Gas Company and Midland Enterprises, a river barge company, had a terrific year as its stock increased 34%, going from $26.25 to $35.25. Colder temperatures in Boston meant more gas sales and increased demand for river freight gave a boost to earnings.

     CILCORP is the holding company for the Central Illinois Light Company that supplies gas and electricity to the area encompassing Peoria and Springfield. It also does environmental consulting work through its ESE subsidiary. The stock moved up 32% as it went from $32.13 to $42.38. Natural gas earnings have been strong. A rate increase, better cost control and an overhaul of the companys Springfield pipeline should help to keep income growing.

     Atlanta Gas Light provides natural gas services to 228 Georgia municipalities and surrounding areas including Atlanta, Augusta and Savannah. It also operates the Chattanooga Gas Company in Tennessee. The stock increased 32% during the year as cost-cutting increased earnings. Prospects for the future look good because of cost-control and growth in its service area--especially in Atlanta.

     The Brooklyn Union Gas Company, a very community-oriented utility that also operates a neighborhood development credit union, saw its stock rise 31% during the year, going from $22.25 to $29.25. This utility is well-managed and does a good job controlling expenses and persuading building owners to convert to natural gas from other energy sources.

     Other utilities that helped our performance were MCN (up 29%), Idaho Power (up 28%), Washington Water Power (up 27%), ONEOK (up 27%), Washington Gas Light (up 22%) and Peoples Energy Corporation (up 22%).

     The third area that was important to our 1995 performance was undervalued situations. These companies were selling far below their intrinsic worth at the beginning of 1995 and we reaped gains from their appreciation.

     Merck & Co., the big pharmaceutical company that practices good corporate citizenship, increased its value by 72% as the share price climbed from $38.13 to $65.63. Merck is a very well managed company and its stock price had dropped down to ridiculously low levels because of fears that health care reform would hurt its earnings. These fears have now dissipated and the stock has had strong appreciation.

     Longs Drug Stores had its share price increase 51% during the year as it went from $31.75 to $47.88. Like Merck, Longs was way undervalued at the beginning of the year. Investors shunned the stock because of the weak California economy where most Longs stores are located. Longs' earnings have improved as the California economy recovers and the company reaps the benefits from its new inventory control and reorder system.

     Jostens was another company that was quite undervalued at the beginning of the year and then gained 30% during the period as its stock went from $18.63 to $24.25. The company makes school products such as class rings, yearbooks and pictures as well as recognition products for individual and educational achievement. Jostens Learning, the companys computerized instruction subsidiary, has been sold off and this has eliminated the major source of losses in previous years. By focussing on its core businesses, Jostens has had much better results.

     Two other companies were way undervalued at the beginning of the year and made strong comebacks to help our performance. We purchased Maytag at $16.45 during the year and it gained 23%. Liz Claiborne went up an amazing 75% from our cost of $15.70.

COMPANY NOTES

     Merck & Co. recently established a non-profit organization called the Bone Measurement Institute to increase awareness of osteoporosis and debilitating bone fractures. The institute will help inform doctors about the value of bone measurement technologies and make measurement devices more affordable for health-care companies. Merck was also named one of the ten best companies for working mothers in terms of pay, advancement opportunities, support for child care and family-friendly benefits. The article in Working Mother magazine was researched and written by Milton Moskowitz, a longtime Parnassus shareholder.

                             FIXED-INCOME PORTFOLIO

     As of December 31, 1995, the net asset value per share (NAV) of the Fixed-Income Portfolio was $15.73. Taking into account dividends paid during the year, total return for 1995 was 21.58%. This compares to a total return of 18.47% for the Lehman Aggregate Bond Index and 18.45% for the average A-rated bond fund followed by Lipper Analytical Services. So for the year, we beat the averages by a substantial margin. The Fixed-Income Portfolio finished seventh out of the 107 A-rated bond funds tracked by Lipper.

     Below you will find a graph and a table comparing the performance of the Fixed-Income Portfolio with that of the Lehman Aggregate Bond Index and the average A-rated bond fund. You can see that the Portfolio has outperformed both indices since its inception on September 1, 1992.

                                                         -----------------------
                                                         Value on
                                                         December 31, 1995
                                                         -----------------------
                                                         Fixed-Income
                                                         Portfolio       $12,898

                                                         Lehman
                                                         Aggregate
                                                         Bond Index      $12,807

                                                         Lipper
                                                         A-Rated Bond
                                                         Fund Average    $12,691

                                                         Note: The 30-day SEC
                                                         yield in December for
                                                         the Fixed-Income
                                                         Portfolio was 5.54%.

--------------------------------------------------------------------------------
                             Fixed-Income   Lehman Aggregate    Lipper A-Rated
Average Annual Total Returns   Portfolio       Bond Index      Bond Fund Average
--------------------------------------------------------------------------------
One Year                         21.58%          18.47%             18.45%
Three Years                       7.83%           8.07%              8.06%
Life of the Fund                  7.95%           7.71%              7.41%
--------------------------------------------------------------------------------

     Most bond funds did very well in 1995 because of the sharp decline in interest rates, but we did better than most. As we discussed in the Balanced Portfolio section, the yield on the 30-year Treasury bond dropped almost 2% during the year (from 7.88% to 5.95%) while the yield on the 10-year Treasury bond fell 2.26% (from 7.83% to 5.57%). This remarkable decline in rates fueled our good performance as well as the performance of the bond market in general.

     There was one additional factor, though, that helped the Fixed-Income Portfolio beat the bond market: upgrades in the credit ratings of our corporate debentures (bonds). Two examples I would like to discuss are Digital Equipment Corporation (DEC) and Delta Air Lines.

     We own some DEC bonds with a coupon of 7.75% that are due in 2023 so they have a maturity of 27 years which is quite long. The longer a bond's maturity is, the more it moves in response to interest rate changes. A long bond appreciates more than a short one does when interest rates drop. The DEC bond's long maturity contributed a substantial amount to its increase in market value during the year.

     There was another factor at work, though, in the DEC bonds' big gains in market value. We bought these bonds when they were still investment grade. At the time, Standard & Poors (S&P) rated the bond BBB-, the lowest investment grade rating. In 1993, S&P dropped the rating to BB, below investment grade. Last September, S&P increased the rating to BB+ or just a hair under investment grade.

     DEC's prospects have greatly improved in 1995 as earnings have increased considerably due to a massive re-structuring that lowered costs. The companys products are also doing better in the marketplace. Although S&P has not yet restored the company's investment grade rating, the market has done so. DEC's bonds have increased substantially in value. During 1995, DEC's bonds increased 33.3% in value and they paid interest at 7.75%. This made a substantial contribution to the Fixed-Income Portfolio's excellent returns in 1995.

     Delta Air Lines helped as well. We own several issues of Delta's bonds, but I would like to use the 9.75% coupon rate due in 2021 as an example. This bond was rated BBB- (lowest investment grade) when we bought it. During 1993, S&P downgraded it to BB. Although Parnassus cannot buy a bond if it isnt investment grade, we can hold a bond if it drops below investment grade after purchase.

     During 1995, Delta's prospects have improved with better cost control and higher income from better capacity utilization. The bond market has recognized this and its debentures have increased in value. Unlike DEC, Delta hasnt received a formal upgrade from S&P, but it should in the near future. Improved credit ratings are seen in the market before the ratings agencies make a change.

     The Delta bonds increased in market value by 31.9% during the year while paying interest at 9.75%. Total return was over 40% for the year which really helped our performance.

     Another aspect of our 1995 performance that I would like to discuss is the curious case of the CMOs. CMOs or collateralized mortgage obligations are mortgage-backed securities. Think of them as being the mortgage on your house combined with the mortgages of your neighbors and all placed into a pool so an investor can buy a mortgage-backed security to receive consolidated interest and principal payments.

     At the beginning of the year, half our portfolio was in CMOs. We invested in them because (1) they met a social criterion of financing housing (2) their yield was higher than Treasury bonds or similar corporate bonds and (3) they were guaranteed by an agency of the federal government such as the Federal National Mortgage Association (Fannie Mae), the Government National Mortgage Association (Ginnie Mae) or the Federal Home Loan Mortgage Association (Freddie
Mac).

     At the time of purchase, these three factors seemed compelling and I invested heavily in CMOs. What I only dimly realized at the time was that although there was virtually no credit risk to these instruments (i.e. guarantee of a government agency), there was a lot of market risk. During 1994, the Fixed-Income Portfolio underperformed the market. The primary cause of this was our heavy position in CMOs.

     As long as interest rates stay relatively constant, CMOs are a pretty good investment because of their good credit risk and their attractive yields. When interest rates move up sharply, though, CMOs are a very bad investment because their value drops even more than the bond market as a whole. When theyre good, theyre very, very good, but when theyre bad, they're atrocious.

     To explain why this is so, I have to tell you a little more about maturities and the bond market. Most of you know that when interest rates go up, the market value of bonds goes down and when interest rates go down, the bond market goes up. A corollary to this phenomenon is that the longer the maturity, the more a bond moves with changes in interest rates. For example, a 30-year bond would move much more with a change in interest rates than a 10-year bond. A 5-year note would move much less than a 10-year instrument.

     If a fixed-income investor could accurately predict interest rates, he or she would invest in longer maturity instruments when interest rates are starting to go down. This would be a fool-proof way of making lots of money, but unfortunately, I don't know anyone (myself included) who can forecast interest rates with any degree of accuracy.

     Getting back to CMOs, I would like to point out that they are extremely tricky since their maturity is not fixed. No one knows how long a CMO will last since the length is determined by how fast homeowners pay off their mortgages. Sometimes, a CMO will have a short maturity because homeowners are refinancing or selling their houses. At other times, CMOs have a longer maturity since homeowners are staying put for a long time and not paying off their home loans.

     Although we never know the exact maturity of a CMO, we have determined through observation that their maturities lengthen when interest rates go up and they shorten when interest rates go down. When interest rates are low, homeowners refinance and more sales take place.

     Given this situation, you can see how an investor gets whipsawed. As interest rates go up, prepayments get slower and a CMO's maturity gets longer. As a result, the market value of the CMO plunges even more than an ordinary bond.

     What happens when interest rates go down? Well, an investor gets some of the benefits of falling rates and the value of a CMO will go up somewhat, but not as much as a normal bond. The reason is that the maturity of the CMO will get shorter because homeowners are prepaying their mortgages through home sales and refinancings. Since shorter maturity bonds move less than longer maturity bonds, a CMO wont go up as much as a normal bond during a period of falling interest rates. So you can see that a CMO has good yield characteristics and good credit characteristics, but when interest rates change--either up or down by a substantial margin--a CMO is not a good security to hold.

     After the debacle of 1994, I was tempted to sell off all our CMOs since they had declined so much in value and we had underperformed the averages. When I went to sell them, though, I discovered that because of the psychology of fear, we couldnt sell them for very much. The interest rate rise of 1994 had depressed the price of CMOs way down below their intrinsic value. I figured that sanity would return before long so I decided to wait for a while.

     As interest rates started falling in early 1995, rationality returned to the CMO market and the value of these instruments bounced back. After our CMOs returned to normal valuations, I decided that this wasnt a game I wanted to play any more. We sold off most of our CMOs in the Fixed-Income Portfolio and in the fixed-income portion of the Balanced Portfolio. Although the Portfolio could gain a little bit of yield from CMOs, they are just too sensitive to interest rate changes. So I appreciate the gains that CMOs gave us in 1995, but for now were deemphasizing them in the Portfolio.

     This analysis of the Fixed-Income Portfolio applies to the fixed-income portion of the Balanced Portfolio as well. Fixed-Income holdings of both Portfolios were similar during the year.

OUTLOOK AND STRATEGY

     We are in a very different position at the beginning of 1996 than we were at the beginning of 1995. Interest rates are much lower and Im not as confident that interest rates will drop as I was in 1995. For that reason, I have decided to shorten the maturities in our fixed-income portfolios and increase the level of cash.

     This policy will hurt yields a bit, but I think its worth it to provide protection against an unforeseen increase in rates. Besides, yields are not substantially higher for longer maturities. For example, the 5-year Treasury yielded

5.37% at year-end while the 10-year yielded only 5.57% not much difference. The 30-year was yielding 5.94% which is somewhat more, but not enough to tempt me into lengthening the portfolio maturity.

     Although I expect inflation to remain under control in 1996 and I expect interest rates to stay relatively low, I dont plan to buy longer term maturities. Should interest rates surprise me and go up during the year, we would buy more long-term bonds.

     Finally, I would like to announce a change in our dividend policy. A number of shareholders have written or called to complain about fluctuations in the amount of dividends they receive each month. The reason we had these fluctuations is because of rounding and because of changes in our yield.

     For example, let's assume for the sake of argument that the income earned by the Fixed-Income Portfolio amounts to 7.7 cents per share. Our previous idea was to round-off the dividend rate so in this case, the Trustees would declare a dividend of 8 cents per share. Since we would only be earning 7.7 cents per share, a deficit of 0.3 cents per share per month would build up. At some point, we would have to change the dividend rate to 7 cents or even 6 cents per share per month. Even a one cent change per share would amount to a noticeable difference.

     Compounding this effect is the fact that interest rates have been declining as of late. While the Portfolio's share price has been rising, the yield per share has been declining. This situation makes it more difficult for us to forecast earnings and determine a dividend that will pay out the exact amount of interest the Fund received. All this is by way of explanation and we apologize for confusing you.

     The Trustees have adopted a new policy. Each month, we will calculate the interest earned and pay out a dividend of exactly that amount rounded to the nearest tenth of a cent. For example, the monthly dividend on the Fixed-Income Portfolio might be 6.3 cents per share.

     With this change, we think dividends will be more consistent over time. Of course, theres no way to prevent any fluctuation at all. Changes have to be made over time as interest rates go up or down or when our portfolio changes its composition. Its just that in the future, these changes will be much smoother.

     I am happy that the Parnassus Income Fund was able to give its shareholders excellent returns in 1995.



                                              Jerome L. Dodson
                                              President

                        CALIFORNIA TAX-EXEMPT PORTFOLIO



                                                               February 12, 1996

Dear Shareholder:

     As of December 31, 1995 the net asset value (NAV) of the California Tax-Exempt Portfolio was $16.06. The total return for the Portfolio in 1995 was 18.60%. In comparison, the Lehman Municipal Bond Index posted a 17.45% return and the average California municipal bond fund gained 18.32% as measured by Lipper Analytical Services.

     The table below shows that the Portfolio has outperformed the Lehman index and the average California municipal bond fund for the last three years as well. For the life of the fund, we lead the average California municipal bond fund, but we lag slightly behind the Lehman index.

                                                         -----------------------
                                                         Value on
                                                         December 31, 1995
                                                         -----------------------

                                                         Lehman
                                                         Municipal
                                                         Bond Index      $12,817

                                                         California
                                                         Tax-Exempt
                                                         Portfolio       $12,766

                                                         Lipper
                                                         California
                                                         Municipal
                                                         Bond Fund
                                                         Average         $12,578


-----------------------------------------------------------------------------------------------------
                               California Tax-Exempt   Lehman Municipal   Lipper California Municipal
Average Annual Total Returns         Portfolio            Bond Index           Bond Fund Average
-----------------------------------------------------------------------------------------------------
One Year                               18.60%               17.45%                   18.32%
Three Years                             7.87%                7.74%                    7.31%
Life of the Fund                        7.62%                7.73%                    7.13%
-----------------------------------------------------------------------------------------------------

     Municipal bonds bounced back in 1995 after a dismal year in 1994. California's municipal bonds generally did a little better in 1995 than municipal bonds across the nation. California bonds had suffered more in 1994 because of the Orange County bankruptcy. After no further Orange County-type fiascoes emerged and it became clear that the California economy was recovering, California bonds posted stronger returns in 1995.

     As a final performance-related note, I was pleased to see the California Tax-Exempt Portfolio featured as an "All-Star" municipal bond fund in the January 1996 issue of Mutual Funds magazine. The article's author chose our portfolio because it was no-load, had low expenses and provided "among the best returns" consistent with its risk.

OUTLOOK AND STRATEGY

     Moderate economic growth in 1995 finally convinced the bond market that low inflation was likely to persist. Sustainable growth and low inflation should continue in the upcoming year. Interest rates already reflect this outlook so I would expect bonds to finish the year little changed.

     Interest rates are now about where they were at the 1993 bond market peak. Does this similarity mean that another bond market crash like the one in 1994 is coming?

     In 1993, speculators drove long-term rates down by investing huge amounts of borrowed money in long-term bonds. Since long-term bond rates were significantly higher than short-term borrowing rates, speculators profited by the difference between the short rate and the long rate. This speculative aspect is not present in todays markets since short-term borrowing rates are close to long-term rates. This market is not ripe for a speculative collapse like the one that took place in 1994.

     Flat tax proposals are getting much press lately. There will be no action on any of these proposals until after the 1996 presidential election. Even after the election, I believe enactment of a flat tax faces considerable political and economic barriers.

     These proposals have added some uncertainty to municipal bond markets. Under some of these proposals, all interest would be exempt from federal income tax. Demand for municipal bonds might suffer since these bonds would no longer be the only way to earn tax-exempt interest. The market has already factored in tax reform by marking down municipal bond prices in anticipation of a flat tax. If a flat tax does not get enacted after the election, municipal bond prices could rally.

     For now, though, tax reform talk has driven municipal bond prices down and made tax-exempt municipal bond yields quite high compared with taxable Treasury bond yields. Municipal bonds that normally yield 81% as much as a Treasury bond, now are yielding 88% as much as a Treasury bond.

     Consequently, taxable-equivalent yields are currently quite attractive. For December, the Portfolios 30-day yield was 4.77%. A married couple with taxable income between $49,038 and $61,974 filing a joint return would have to earn 7.20% on a taxable investment to equal the Portfolios yield after taxes.

     We have not sacrificed portfolio credit quality to increase yield. The average rating for the Portfolio is AA. Good yields are available from excellent credit quality bonds, so there is no reason to buy lower quality bonds.

     The best values in municipal bonds continue to be around the fifteen year maturity level, so we will continue to focus our new purchases in this area. Bonds of this maturity are less sensitive to interest rate fluctuations than longer bonds and yields are not that much lower. This strategy allows us to maximize yield while limiting risk.

     Thank you for investing with us. Your investment funds positive social purposes such as education, public transportation and environmental preservation--improving California as well as providing you with tax-exempt income and good returns.


                                                Yours truly,



                                                David Pogran
                                                Portfolio Manager

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

BALANCED PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995


                                       Percentage of                                                          Percent of   Market
  Shares   Common Stocks                Net Assets   Market Value       Shares   Common Stocks                Net Assets   Value
-----------------------------------------------------------------     --------------------------------------------------------------
           APPLIANCES                                                            PHARMACEUTICALS
  20,000   Maytag Corporation               1.5%     $   405,000        28,000   Merck & Company                 6.9%    $ 1,837,500
                                                     -----------                                                         -----------
                                                                                 PUBLISHING/PRINTING
           APPAREL                                                      45,000   Jostens                         4.1%      1,091,250
   7,000   Liz Claiborne                    0.7%         192,500                                                         -----------
                                                     -----------                 RECREATIONAL PRODUCTS
                                                                        32,300   Handleman Company               0.7%        185,725
           BANKING                                                                                                       -----------
  40,000   Great Western                                                         RETAIL
           Financial Corporation                       1,015,000         4,000   J.C. Penney Company                         190,500
  40,000   H.F. Ahmanson & Company                     1,060,000         8,500   Longs Drug Stores                           406,938
                                                     -----------                                                         -----------
           Total                            7.7%       2,075,000                 Total                           2.2%        597,438
                                                     -----------                                                         -----------
           DIVERSIFIED SERVICE                                                   TELECOMMUNICATIONS
           AND SUPPLY                                                    9,000   BCE                             1.2%        310,500
  12,000   Chemed Corporation               1.7%        466,500                                                          -----------
                                                    -----------                  WATER UTILITY
           ELECTRIC UTILITIES                                           30,000   Philadelphia Suburban           2.3%        622,500
  15,000   CILCORP                                      635,625                                                          -----------
  23,000   Idaho Power                                  690,000
  10,000   LG&E Energy Corporation                      422,500                  Total Common Stocks            62.4%     16,725,513
  30,000   Washington Water Power                       525,000                                                          -----------
                                                     ----------
           Total                            8.5%      2,273,125
                                                    -----------       Principal
           FINANCIAL SERVICES                                           Amount   Corporate Bond
   5,000   Student Loan Marketing                                     --------------------------------------------------------------
           Association                      1.2%       330,000                   AIR TRANSPORT
                                                   -----------        $ 330,000  Delta Airlines
           FOOD-WHOLESALE                                                        9.750%, due 05/15/21                        398,396
   5,000   Fleming Companies                0.4%       103,125           30,042  Delta Airlines
                                                   -----------                   8.540%, due 01/02/07                         32,834
           NATURAL GAS                                                   23,461  Delta Airlines
  24,000   Atlanta Gas Light                           474,000                   8.540%, due 01/02/07                         25,652
  25,000   Brooklyn Union Gas                          731,250          100,000  Delta Airlines
   7,000   Connecticut Energy                          155,750                   10.375%, due 02/01/11                       123,585
  23,000   Eastern Enterprises                         810,750           40,000  Delta Airline
  10,000   Energen Corporation                         241,250                   9.250%, due 03/15/22                         46,416
  15,000   MCN Corporation                             348,750          150,000  Federal Express
  33,000   ONEOK                                       754,875                   9.650%, due 06/15/12                        187,574
  14,000   Peoples Energy                              444,500           20,000  Southwest Airlines
  55,000   UGI Corporation                           1,141,250                   7.875%, due 09/01/07                         22,096
  11,200   Washington Gas Light Company                229,600                                                           -----------
                                                   -----------                   Total                           3.1%        836,553
           Total                          19.9%      5,331,975                                                           -----------
                                                   -----------
           PETROLEUM REFINING
           & MARKETING
  33,000   Sun Company                     3.4%        903,375
                                                   -----------

                             The accompanying notes are an integral part of these financial statements.


THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

BALANCED PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995 (CONTINUED)

 Principal                             Percent of                  Principal   Community                   Percent of
  Amount     Corporate Bonds           Net Assets  Market Value      Amount    Development Loans           Net Assets   Market Value
---------------------------------------------------------------    ----------------------------------------------------------------
             BANKING                                               $ 100,000   Boston Community
$ 80,000     Home Savings of America                                           Loan Fund                                 $   100,000
             10.500%, due 06/12/97        0.3%      $   80,715       100,000   Institute for Community
                                                    ----------                 Economics Loan Fund                           100,000
             COMPUTERS                                               100,000   Low Income Housing
 350,000     Digital Equipment                                                 Fund                                          100,000
             Corporation                                                                                                 -----------
             7.750%, due 04/01/23         1.3%         347,893                 Total Community
                                                    ----------                 Development Loans               1.1%          300,000
                                                                                                                         -----------
             INURANCE
 950,000     Aetna Life and Casualty
             6.750%, due 09/15/13         3.5%         925,793                 Total Investment
                                                    ----------                 in Securities
             PUBLISHING                                                        (Cost, $17,882,318)            78.7%       21,079,260
 220,000     Knight-Ridder                                                                                               -----------
             9.875%, due 04/15/09         1.1%         288,787
                                                    ----------
             RETAIL                                                            Short-Term Investments
  25,000     Dayton Hudson                                         -----------------------------------------------------------------
             8.500%, due 12/01/22                       26,742                 Bank of California
 114,000     Dayton Hudson                                                     Money Market Fund,
             7.875%, due 06/15/23                      114,541                 variable rate - 5.130%                      2,487,084
 550,000     J.C. Penney                                                       Goldman Sachs
             7.125%, due 11/15/23                      573,413                 Government
                                                    ----------                 Portfolio - 5.550%                            924,198
             Total                       2.7%          714,696                 Goldman Sachs Treasury
                                                    ----------                 Portfolio - 5.520%                          1,112,904
                                                                               Federal Home Loan Bank
             Total Corporate Bonds      12.0%        3,194,437                 Discount Bill - 5.720%                        999,850
                                                    ----------                                                            ----------

                                                                               Total Short-Term
             U.S. Government                                                   Investments
             Agency Bonds                                                      cost, $5,524,036)             20.6%         5,524,036
-------------------------------------------------------------------                                                       ----------
 175,000     Federal National
             Mortgage Association                                              Total Investments
              6.930%, due 08/23/02                         183,419             (cost, $23,406,354)           99.3%       26,603,296
             Federal Farm Credit Bank
              5.810%, due 11/10/03                         200,380             Other Assets and
             Federal Home Loan Bank                                            Liabilities - Net              0.7%          175,961
              5.850%, due 12/15/03                         301,677                                          ------      -----------
             Federal Home Loan Bank                                            NET ASSETS                   100.0%      $26,779,257
              8.170%, due 12/16/04                         173,834                                          ======      ===========
                                                        ----------
             Total U.S. Government
             Agency Bonds                    3.2%          859,310
                                                        ----------

                              The accompanying notes are an integral part of these financial statemets.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

BALANCED PORTFOLIO

STATEMENT OF ASSETS AND LIABILITIES                               STATEMENT OF OPERATIONS
DECEMBER 31, 1995                                                 YEAR ENDED DECEMBER 31, 1995

Assets:                                                           Investment Income:
Investments in securities, at market value                        Dividends                                    $   742,634
 (identified cost $17,882,318) (Note 1)          $21,079,260     Interest                                         440,394
Temporary investments in short term securities                                                                 -----------
 (at cost, which approximates market)              5,524,036       Total investment income                       1,183,028
Cash                                                  21,110                                                   -----------
Receivables:
 Dividends and interest                              146,536      Expenses (Note 5):
 Capital shares sold                                  62,754      Investment advisory fees (Note 5)                161,826
Other assets                                           1,383      Transfer agent fees (Note 5)                      68,671
                                                ------------      Fund administration expense (Note 5)              33,500
 Total assets                                     26,835,079      Reports to shareholders 18,966
                                                ------------      Registration fees and expenses                    17,586
                                                                  Professional fees                                  7,037
Liabilities:                                                      Custody fees                                       5,226
Accounts payable and accrued expenses                 55,822      Trustee fees and expenses                          5,634
                                                ------------      Other expenses                                    14,043
 Total liabilities                                    55,822      Fees waived by Parnassus Investments (Note 5)   (177,582)
                                                ------------                                                   -----------
                                                                   Total expenses                                  154,905
 Net Assets (equivalent to $19.58                                                                              -----------
  per share based on 1,367,634.394                                  Net Investment Income                        1,028,123
  shares of capital stock outstanding)          $ 26,779,257                                                   -----------
                                                ============
Net assets consist of:                                            Realized and Unrealized Gain on Investments:
 Distributions in excess of                                       Realized gain from security transactions:
  net investment income                         $    (16,044)      Proceeds from sales                           3,142,823
 Unrealized appreciation on investments            3,196,942       Cost of securities sold                      (2,980,321)
 Undistributed net realized gain                       4,309                                                   -----------
 Capital paid-in                                  23,594,050        Net realized gain                              162,502
                                                ------------                                                   -----------
  Total Net Assets                              $ 26,779,257      Unrealized appreciation (depreciation)
                                                ============       of investments:
                                                                   Beginning of year                            (1,294,71)
Computation of net asset value and                                 End of year                                   3,196,942
 offering price per share:                                                                                     -----------
Net asset value and offering price                                  Unrealized appreciation
 per share ($26,779,257 divided by                                   during year                                 4,491,653
 1,367,634.394 shares)                          $      19.58                                                   -----------
                                                ============
                                                                  Net Realized and Unrealized
                                                                   Gain on Investments                           4,654,155
                                                                                                               -----------

                                                                  Net Increase in Net Assets Resulting
                                                                   from Operations                             $ 5,682,278
                                                                                                               ===========

                             The accompanying notes are an integral part of these financial statements.

                                       15

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

BALANCED PORTFOLIO

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 1995   AND 1994

                                     1995          1994
                                 -----------   ----------
From Operations:
Net investment income            $ 1,028,123   $  834,589
Net realized gain (loss) from
 security transactions               162,502      (70,331)
Net unrealized appreciation
 (depreciation) during
 the year                          4,491,653   (1,560,895)
                                 -----------   ----------

Increase (decrease) in
 net assets derived from
 operations                        5,682,278     (796,637)

Dividends to shareholders:
 From net investment income       (1,050,322)    (835,099)
 From realized capital gains         (91,363)           0

Increase in Net Assets from
 Capital Share Transactions        5,151,794    7,176,425
                                 -----------   ----------

Increase in Net Assets             9,692,387    5,544,689

Net Assets:
Beginning of year                 17,086,870   11,542,181
                                 -----------   ----------

End of year
 [(including undistributed
 (distributions in excess of)
 net investment income of
 $(16,044) in 1995 and
 $6,155 in 1994)]                $26,779,257  $17,086,870
                                 ===========  ===========


   The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

FIXED-INCOME PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995

 Principal                           Percent of                   Principal                               Percent of
  Amount     Corporate Bonds         Net Assets  Market Value       Amount   Corporate Bonds              Net Assets    Market Value
-------------------------------------------------------------     -----------------------------------------------------------------
             AIR TRANSPORT                                                   INSURANCE
 $ 71,000    Delta Airlines                                        $350,000  Aetna Life and Casualty
             Debentures, 10.375%,                                            Notes, 6.750%,
             due 02/01/11                         $  87,745                  due 09/15/13                                $  341,082
   40,000    Delta Airlines                                         31,000   Aetna Life and Casualty
             Debentures, 9.250%,                                             Notes, 8.000%,
             due 03/15/22                            46,416                  due 01/15/16                                    33,306
  174,000    Delta Airlines                                                                                              ----------
             Debentures, 9.750%,                                             Total                           5.7%           374,388
             due 05/15/21                           210,063                                                              ----------
   65,717    Delta Airlines                                                  PUBLISHING
             Notes 8.540%,                                          80,000   Knight-Ridder
             due 01/02/07                            71,823                  Notes, 9.875%,
  147,000    Federal Express                                                 due 04/15/09                    1.6%           105,014
             Debentures, 9.650%,                                                                                         ----------
             due 06/15/12                           183,822                  RETAIL
   20,000    Federal Express                                        60,000   Dayton Hudson
             Senior Notes, 10.000%,                                          Debentures, 9.250%,
             due 04/15/99                            22,405                  due 11/15/16                                    63,006
                                                   --------         15,000   Dayton Hudson
             Total                      9.5%        622,274                  Debentures, 9.625%,
                                                  ---------                  due 02/01/08                                    18,631
                                                                   100,000   Dayton Hudson
             COMPUTERS                                                       Notes, 7.875%,
   25,000    Digital Equipment                                               due 06/15/23                                   100,475
             Corporation                                            65,000   Dayton Hudson
             Notes, 7.125%, due 10/15/02             25,231                  Notes, 8.500%,
  130,000    Digital Equipment                                               due 12/01/22                                    69,528
             Corporation                                            10,000   Dayton Hudson
             Notes, 8.625%, due 11/01/12            141,187                  Debentures, 9.500%,
  178,000    Digital Equipment                                               due 10/15/16                                    10,489
             Corporation                                           325,000   J.C. Penney
             Notes, 7.750%, due 04/01/23            176,928                  Debentures, 7.125%,
                                                   --------                  due 11/15/23                                   338,835
             Total                      5.2%        343,346        200,000   The Limited
                                                   --------                  Notes, 7.500%,
                                                                             due 03/15/23                                   191,026
             HOME APPLIANCES                                                                                              ---------
  130,000    Whirlpool Corporation                                           Total                          12.0%           791,990
             Notes, 9.100%,                                                                                               ---------
             due 02/01/08               2.4%        159,544
                                                   --------                  Total Corporate Bonds          36.4%         2,396,556
                                                                                                                          ---------

                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

FIXED-INCOME PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995 (CONTINUED)
 Principal  U.S. Government         Percent of                                                     Percent of
 Amount     Agency Securities       Net Assets      Market Value        Short-Term Investments     Net Assets      Market Value
----------------------------------------------------------------    -----------------------------------------------------------
$ 400,000   FHLMC                                                        Bank of California
            CMO 1530-N                                                   Money Market Fund,
            7.000%, due 06/15/23                    $   390,960          variable rate - 5.130%                 $      627,237
    3,108   FHLMC                                                        Goldman Sachs
            CMO Class 1066-M                                             Government Portfolio -
            9.000%, due 08/15/19                          3,108          5.500%                                        266,820
  105,000   Federal National                                             Goldman Sachs Treasury
            Mortgage Association                                         Portfolio - 5.520%                            266,783
            6.930%, due 08/23/02                        110,052          Federal Farm Credit Bank
  450,000   Federal National                                             Discount Bill - 5.440%                      1,975,690
            Mortgage Association                                         Federal Farm Credit Bank
            7.350%, due 03/18/05                        496,967          Discount Bill - 5.320%                        494,235
                                                    -----------                                                  -------------
            Total U.S. Government
            Agency Securities          15.2%          1,001,087          Total Short-Term
                                                    -----------          Investments
                                                                         (cost, $3,630,765)           55.1%          3,630,765
            Total Investments in                                                                                 -------------
            Securities
            (cost, $3,204,078)         51.6%          3,397,643          Total Investments
                                                    -----------          (cost, $6,834,843)          106.7%          7,028,408
                                                                         Other Assets and
                                                                         Liabilities - Net            (6.7%)          (443,839)
                                                                                                     -----       -------------
                                                                         TOTAL NET ASSETS            100.0%      $   6,584,569
                                                                                                     =====       =============

                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

FIXED-INCOME PORTFOLIO
STATEMENT OF ASSETS AND LIABILITIES                                 STATEMENT OF OPERATIONS
DECEMBER 31, 1995                                                   YEAR ENDED DECEMBER 31, 1995
                                                                    Investment Income:
Assets:                                                             Interest                                     $384,546
Investments in securities, at market value                                                                       --------
  (identified cost $3,204,078) (Note 1)            $3,397,643          Total investment income                    384,546
Temporary investments in short term securities                                                                   ---------
  (at cost, which approximates market)              3,630,765       Expenses (Note 5):
Receivables:                                                        Investment advisory fees (Note 5)              27,258
  Dividends and interest                               58,137       Transfer agent fees (Note 5)                   18,895
  Other assets                                          1,231       Fund administration expense (Note 5)            9,000
                                                    ---------       Reports to shareholders                         5,550
     Total assets                                   7,087,776       Registration fees and expenses                 14,257
                                                    ---------       Professional fees                               2,445
                                                                    Custody fees                                      423
Liabilities:                                                        Trustee fees and expenses                       1,497
Accounts payable                                       10,118       Other expenses                                  9,310
Overdraft                                             493,089       Fees waived by Parnassus Investments (Note 5) (39,923)
                                                    ---------                                                   ----------
  Total liabilities                                   503,207           Total expenses                             48,712
                                                    ---------                                                   ----------
  Net Assets (equivalent to $15.73                                       Net Investment Income                    335,834
     per share based on 418,466.902                                                                             ----------
     shares of capital stock outstanding)          $6,584,569
                                                   ==========       Realized and Unrealized
                                                                    Gain (Loss) on Investments:
Net assets consist of:                                              Realized loss from security transactions:
  Distributions in excess of                                           Proceeds from sales                      2,207,280
   net investment income                           $   (3,206)         Cost of securities sold                 (2,272,386)
  Unrealized appreciation on investments              193,565                                                  ----------
  Accumulated net realized loss                       (69,432)          Net realized loss                         (65,106)
  Capital paid-in                                   6,463,642                                                  ----------
                                                   ----------
     Total Net Assets                              $6,584,569       Unrealized appreciation (depreciation)
                                                   ==========          of investments:
Computation of net asset value and                                     Beginning of year                         (553,202)
  offering price per share:                                            End of year                                193,565
Net asset value and offering price                                                                             ----------
  per share ($6,584,569 divided by                                      Unrealized appreciation
  418,466.902 shares)                              $    15.73            during year                              746,767
                                                   ==========                                                  ----------

                                                                    Net Realized and Unrealized
                                                                       Gain on Investments                        681,661
                                                                                                               ----------

                                                                    Net Increase in Net Assets Resulting
                                                                       from Operations                         $1,017,495
                                                                                                               ==========

                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

FIXED-INCOME PORTFOLIO

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 1995   AND 1994

                                          1995            1994
                                      -----------    -----------
From Operations:
Net investment income                 $   335,834    $   326,090
Net realized loss from
   security transactions                  (65,106)        (2,624)
Net unrealized appreciation
   (depreciation) during
   the year                               746,767       (651,608)
                                      -----------    -----------

Increase (decrease) in
   net assets derived from
   operations                           1,017,495       (328,142)

Dividends to shareholders:
   From net investment income            (338,316)      (332,264)

Increase in Net Assets from
   Capital Share Transactions           1,360,035      1,046,261
                                      -----------    -----------

Increase in Net Assets                  2,039,214        385,855

Net Assets:
Beginning of year                       4,545,355      4,159,500
                                      -----------    -----------

End of year
   (including distributions
   in excess of net investment
   income of $3,206 in 1995
   and $724 in 1994)                  $ 6,584,569    $ 4,545,355
                                      ===========    ===========



   The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

CALIFORNIA TAX-EXEMPT PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995

  Principal                             Percent of                   Principal                             Percent of
  Amount       Municipal Bonds          Net Assets   Market Value    Amount       Municipal Bonds          Net Assets   Market Value
-----------------------------------------------------------------  -----------------------------------------------------------------
               EDUCATION                                           $  130,000      San Francisco
$   50,000     State of California                                                 Unified School District
               6.000%, due 01/01/21                   $  52,226                    6.200%, due 06/15/11                   $139,849
   150,000     State of California                                    110,000      Santa Monica Unified
               6.125%, due 10/01/11                     165,210                    School District
   205,000     California Education                                                5.400%, due 08/01/11                    111,449
               Facilities - California                                                                                   ---------
               Institute of Technology                                             Total                         44.6%   2,000,739
               6.000%, due 01/01/21                     211,078                                                          ---------
   110,000     California Public Works -                                           HEALTH CARE
               University of California                               60,000       California Health Facilities-
               at San Diego Facilities                                             Feedback Foundation
               7.375%, due 04/01/06                     123,555                    6.500%, due 12/01/22           1.4%      62,360
   100,000     California Public Works -                                                                                 ---------
               Community College Projects                                          PUBLIC TRANSPORTATION
               5.500%, due 12/01/06                     102,415       200,000      Los Angeles County
   130,000     California Public Works -                                           Transportation Commission
               University of California                                            6.250%, due 07/01/16                    200,820
               5.400%, due 06/01/08                     130,111       70,000       City of Sacramento -
   175,000     California Public Works -                                           Light Rail
               California State University                                         6.000%, due 07/01/12                     72,585
               6.200%, due 10/01/08                     186,438       110,000      San Diego Mass Transit
   100,000     Franklin-McKinsey                                                   Authority
               School District                                                     5.000%, due 06/01/07                    110,694
               5.600%, due 07/01/07                     104,375                                                          ---------
   120,000     Fresno Unified School                                               Total                           8.6%    384,099
               District                                                                                                  ---------
               5.300%, due 10/01/07                     120,073                    HOUSING
   100,000     Kern High School District                              205,000      Belmont Redevelopment
               5.600%, due 08/01/13                     103,084                    Agency
   100,000     Los Angeles Municipal                                               6.400%, due 08/01/09                    220,158
               Improvement - Central                                  55,000       California Housing Finance -
               Library Projects,                                                   Multi-Family
               5.200%, due 06/01/07                     99,996                     6.750%, due 02/01/09                     55,086
   100,000     Natomas Unified                                        100,000      Glendale Redevelopment
               School District                                                     Agency
               5.750%, due 09/01/13                     104,324                    5.500%, due 12/01/12                    102,337
   110,000     Pasadena Recreational/                                 50,000       Los Angeles Community
               Library Improvements                                                Redevelopment
               5.750%, due 01/01/13                     111,088                    6.000%, due 07/01/17                     52,250
   130,000     Pomona Unified                                         175,000      San Jose Redevelopment
               School District                                                     Agency
               5.500%, due 08/01/11                     135,468                    6.000%, due 08/01/15                    194,010
                                                                                                                         ---------
                                                                                   Total                          13.9%    623,841
                                                                                                                         ---------

                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

CALIFORNIA TAX-EXEMPT PORTFOLIO

PORTFOLIO OF INVESTMENTS BY INDUSTRY CLASSIFICATION, DECEMBER 31, 1995 (CONTINUED)
Principal                                Percent of                       Short-Term                Percent of
Amount          Municipal Bonds          Net Assets   Market Value        Investments               Net Assets      Market Value
------------------------------------------------------------------        ----------------------------------------------------------
                INFRASTRUCTURE                                            Highmark California
                IMPROVEMENTS                                              Tax-Exempt Fund,
                                                                          variable rate - 3.140%
 90,000         East Bay Municipal                                        (cost $64,779)                 1.4%          $64,779
                                                                                                                    ----------
                Utility District
                6.000%, due 06/01/20                       $93,396        Total Investments
200,000         Pomona Public Financing                                   (cost, $4,211,491)            98.5%        4,414,388
                Authority
                6.000%, due 10/01/06                       216,723        Other Assests and
150,000         San Francisco Public                                      Liabilities - Net              1.5%           68,761
                Safety Improvement                                                                     -----        ----------
                5.750%, due 06/15/12                       154,682        Net Assets                   100.0%       $4,483,149
                                                        ----------                                     =====        ==========
                Total                          10.4%       464,801
                                                        ----------
                ENVIRONMENT
80,000          Burbank Waste Disposal
                5.300%, due 05/01/09                        80,890
75,000          California Pollution
                Control - North County
                Recycling Center
                6.750%, due 07/01/17                        76,592
125,000         California Public Works -
                Energy Efficiency
                5.250%, due 05/01/08                       126,603
235,000         Northern California
                Geothermal Project
                5.800%, due 07/01/09                       254,142
50,000          East Bay Regional Park
                5.750%, due 09/01/12                        50,901
50,000          East Bay Regional Park
                6.300%, due 09/01/09                        53,307
125,000         Los Angeles City
                Public Works - Parks
                6.100%, due 10/01/09                       133,635
35,000          Midpeninsula Regional
                Open Space District
                6.250%, due 07/01/08                        37,699
                                                        ----------
                Total                          18.2%       813,769
                                                        ----------
                Total Investments in
                Securities
                (cost, $4,146,712)             97.1%    $4,349,609
                                                        ----------


                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

CALIFORNIA TAX-EXEMPT PORTFOLIO

STATEMENT OF ASSETS AND LIABILITIES                                             STATEMENT OF OPERATIONS
DECEMBER 31, 1995                                                               YEAR ENDED DECEMBER 31, 1995
Assets:                                                                         Investment Income:
Investments in securities, at market value                                      Interest                                 $250,235
  (identified cost $4,146,712) (Note 1)                     $4,349,609                                                   --------
Temporary investments in short term securities                                    Total investment income                 250,235
  (at cost, which approximates market)                          64,779                                                   --------
Receivables:                                                                    Expenses (Note 5):
  Interest receivable                                           75,684          Investment advisory fees (Note 5)          21,769
Other assets                                                     1,114          Transfer agent fees (Note 5)                8,522
                                                            ----------          Fund administration expense (Note 5)        7,500
  Total assets                                               4,491,186          Reports to shareholders                     3,350
                                                            ----------          Registration fees and expenses              1,016
                                                                                Professional fees                           2,510
Liabilities:                                                                    Custody fees                                  316
Accounts payable and accrued expenses                            8,037          Trustee fees and expenses                   1,208
                                                            ----------          Other expenses                              5,420
  Total liabilities                                              8,037          Fees waived by Parnassus
                                                            ----------            Investments (Note 5)                    (30,472)
  Net Assets (equivalent to $16.06                                                                                       --------
    per share based on 279,063.414                                                Total expenses                           21,139
    shares of capital stock outstanding)                    $4,483,149                                                   --------
                                                            ==========              Net Investment Income                 229,096
                                                                                                                         --------
Net assets consist of:                                                          Realized and Unrealized Gain on Investments:
  Distributions in excess of                                                    Realized gain from security transactions:
    net investment income                                   $   (2,976)           Proceeds from sales                     553,554
  Unrealized appreciation on investments                       202,897            Cost of securities sold                (546,432)
  Accumulated net realized loss                                (33,385)                                                  --------
  Capital paid-in                                            4,316,613              Net realized gain                       7,122
                                                            ----------                                                   --------
    Total Net Assets                                        $4,483,149
Computation of net asset value and                          ==========          Unrealized appreciation (depreciation)
  offering price per share:                                                       of investments:
Net asset value and offering price                                                Beginning of year                      (287,866)
  per share ($4,483,149 divided by                                                End of year                             202,897
  279,063.414 shares)                                       $    16.06                                                   --------
                                                            ==========              Unrealized appreciation
                                                                                      during year                         490,763
                                                                                                                         --------

                                                                                Net Realized and Unrealized
                                                                                  Gain on Investments                     497,885
                                                                                                                          -------

                                                                                Net Increase in Net Assets Resulting
                                                                                  from Operations                        $726,981
                                                                                                                         ========

                             The accompanying notes are an integral part of these financial statements.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------
CALIFORNIA TAX-EXEMPT PORTFOLIO

STATEMENTS OF CHANGES IN NET ASSETS
YEARS ENDED DECEMBER 31, 1995   AND 1994

                                           1995                     1994
                                        ----------               ----------
From Operations:
Net investment income                   $  229,096               $  205,468
Net realized gain (loss) from
  security transactions                      7,122                  (40,980)
Net unrealized appreciation
  (depreciation) during
  the year                                 490,763                 (409,837)
                                        ----------               ----------

Increase (decrease) in
  net assets derived from
  operations                               726,981                 (245,349)

Dividends to shareholders:
  From net investment income              (230,274)                (207,894)

Increase in Net Assets from
  Capital Share Transactions                84,751                1,098,539
                                        ----------               ----------

Increase in Net Assets                     581,458                  645,296

Net Assets:
Beginning of year                        3,901,691                3,256,395
                                        ----------               ----------

End of year
  (including distributions in
  excess of net investment
  income of $2,976 in 1995
  and $1,798 in 1994)                   $4,483,149               $3,901,691
                                        ==========               ==========

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

1. Significant Accounting Policies

   The Parnassus Income Fund (the Fund), organized on August 8, 1990 as a Massachusetts Business Trust, is registered under the Investment Company Act of 1940 as a diversified, open-end investment management company comprised of three separate portfolios each offering separate shares. The Fund began operations on June 1, 1992. The following is a summary of significant accounting policies of the fund.

   Securities valuation: The Fund's investments are valued each business day by independent pricing services ("Services") approved by the Board of Trustees. Investments are valued at the mean between the "bid" and "ask" prices where such quotes are readily available and are representative of the actual market for such securities. Other investments are carried at fair value as determined by the Services based on methods which include consideration of
   (1) yields or prices of securities of comparable quality, coupon, maturity and type (2) indications as to values from dealers and (3) general market conditions.

   Federal income taxes: The Fund intends to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its income to shareholders; therefore, no federal income tax provision is required.

   Security transactions: In accordance with industry practice, securities transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on securities transactions are determined on the basis of first-in, first-out for both financial statement and federal income tax purposes. Interest income, adjusted for amortization of premium and, when appropriate, discount on investments, is earned from settlement date and recognized on the accrual basis.

   Dividends to shareholders: Distributions to shareholders are recorded on the record date. The Balanced Portfolio pays income dividends quarterly and capital gain dividends once a year, usually in December. The Fixed-Income and California Tax-Exempt Portfolios pay income dividends monthly and capital gain dividends annually (no capital gain dividends were paid in 1995 or 1994).

   Investment   income  and  expenses:   Dividend  income  is  recorded  on  the
   ex-dividend date. Interest income is accrued daily.

   Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Dividends To Shareholders

   Balanced Portfolio: The Portfolio declared the following dividends during the year ended December 31, 1995.

   Dividend per share:            $0.18     $0.18      $0.23      $0.337*
   Record date:                   3/30/95   6/29/95    9/28/95    12/28/95
   Ex-dividend date:              3/31/95   6/30/95    9/29/95    12/29/95
   Payment date:                  3/31/95   6/30/95    9/29/95    12/29/95

* Includes $0.032 capital gain dividend

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   Fixed-Income Portfolio: The Portfolio declared the following dividends during the year ended December 31, 1995.

Dividend per share:   $0.11    $0.09    $0.09    $0.09     $0.09     $.09
Record date:          1/30/95  2/27/95  3/30/95  4/27/95   5/30/95   6/29/95
Ex-dividend date:     1/31/95  2/28/95  3/31/95  4/28/95   5/31/95   6/30/95
Payment date:         1/31/95  2/28/95  3/31/95  4/28/95   5/31/95   6/30/95

Dividend per share:   $0.08    $0.08    $0.08    $0.05     $0.05     $.055
Record date:          7/28/95  8/30/95  9/28/95  10/30/95  11/29/95  12/28/95
Ex-dividend date:     7/31/95  8/31/95  9/29/95  10/31/95  11/30/95  12/29/95
Payment date:         7/31/95  8/31/95  9/29/95  10/31/95  11/30/95  12/29/95

   California  Tax-Exempt  Portfolio:   The  Portfolio  declared  the  following
   dividends during the year ended December 31, 1995.

Dividend per share:   $0.08    $0.07    $0.07    $0.07     $0.07     $.07
Record date:          1/30/95  2/27/95  3/30/95  4/27/95   5/30/95   6/29/95
Ex-dividend date:     1/31/95  2/28/95  3/31/95  4/28/95   5/31/95   6/30/95
Payment date:         1/31/95  2/28/95  3/31/95  4/28/95   5/31/95   6/30/95

Dividend per share:   $0.06    $0.06    $0.06    $0.06     $0.06     $.091
Record date:          7/28/95  8/30/95  9/28/95  10/30/95  11/29/95  12/28/95
Ex-dividend date:     7/31/95  8/31/95  9/29/95  10/31/95  11/30/95  12/29/95
Payment date:         7/31/95  8/31/95  9/29/95  10/31/95  11/30/95  12/29/95

3. Capital Stock

   Balanced Portfolio: As of December 31, 1995, there were an unlimited number of shares of no par value capital stock authorized and capital paid-in aggregated $23,594,050. Transactions in capital stock (shares) for the years ended December 31, 1995 and 1994 were as follows:

                                   1995                         1994
                         ------------------------      -------------------------
                          Shares         Amount         Shares         Amount
                         --------      ----------      --------     -----------
Shares sold               376,434      $6,807,100       605,744     $10,055,653
Shares issued through
   dividend reinvestment   55,666       1,026,896        50,155         792,334
Shares repurchased       (152,479)     (2,682,202)     (228,984)     (3,671,562)
                         --------      ----------      --------     -----------
Net Increase              279,621      $5,151,794       426,915     $ 7,176,425
                         ========      ==========      ========     ===========

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

   Fixed-Income Portfolio: As of December 31, 1995, there were an unlimited number of shares of no par value capital stock authorized and capital paid-in aggregated $6,463,642. Transactions in capital stock (shares) for the years ended December 31, 1995 and 1994 were as follows:

                                   1995                         1994
                         ------------------------      -------------------------
                          Shares         Amount         Shares         Amount
                         --------      ----------      --------     -----------
Shares sold               127,963      $1,947,590       146,445     $ 2,209,645
Shares issued through
   dividend reinvestment   16,561         247,954        19,802         286,873
Shares repurchased        (55,674)       (835,509)      (98,345)     (1,450,257)
                         --------      ----------      --------     -----------
Net Increase               88,850      $1,360,035        67,902     $ 1,046,261
                         ========      ==========      ========     ===========

   California Tax-Exempt Portfolio: As of December 31, 1995, there were an unlimited number of shares of no par value capital stock authorized and capital paid-in aggregated $4,316,613. Transactions in capital stock (shares) for the years ended December 31, 1995 and 1994 were as follows:

                                   1995                         1994
                         ------------------------      -------------------------
                          Shares         Amount         Shares         Amount
                         --------      ----------      --------     -----------
Shares sold                53,578      $  824,076       112,773     $ 1,721,940
Shares issued through
   dividend reinvestment   12,059         185,861        12,822         191,081
Shares repurchased        (59,847)       (925,186)      (54,602)       (814,482)
                         --------      ----------      --------     -----------
Net Increase                5,790      $   84,751        70,993     $ 1,098,539
                         ========      ==========      ========     ===========


4. Purchases and Sales of Securities

   Balanced Portfolio: Purchases and sales of securities for the year ended December 31, 1995 were $2,766,514 and $2,980,321 respectively. For federal income tax purposes, the aggregate cost of securities and unrealized appreciation at December 31, 1995 are the same as for financial statement purposes. Of the $3,196,942 of net unrealized appreciation at December 31, 1995, $3,566,116 related to appreciation of securities and $(369,174) related to depreciation of securities.

   Fixed-Income Portfolio: Purchases and sales of securities for the year ended December 31, 1995 were $467,719 and $2,272,386 respectively. For federal income tax purposes, the aggregate cost of securities and unrealized appreciation at December 31, 1995 are the same as for financial statement purposes. Of the $193,565 of net unrealized appreciation at December 31, 1995, $215,460 related to appreciation of securities and $(21,895) related to depreciation of securities.

   California Tax-Exempt Portfolio: Purchases and sales of securities for the year ended December 31, 1995 were $773,837 and $546,432 respectively. For federal income tax purposes, the aggregate cost of securities and unrealized appreciation at December 31, 1995 are the same as for financial statement purposes. Of the $202,897 of net unrealized appreciation at December 31, 1995, $204,681 related to appreciation of securities and $(1,784) related to depreciation of securities.

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. Investment Advisory Agreement And Transactions With Affiliates

   Under terms of an agreement which provides for furnishing investment management and advice to the Fund, Parnassus Invest-ments is entitled to receive fees computed monthly, based on the Funds average daily net assets for the month, at the following annual rates:

   Balanced Portfolio--0.75% of the first $30,000,000, 0.70% of the next $70,000,000 and 0.65% of the amount above $100,000,000.

   Fixed Income Portfolio and California Tax-Exempt Portfolio--0.50% of the first $200,000,000, 0.45% of the next $200,000,000 and 0.40% of the amount above $400,000,000.

   Under terms of a separate agreement which provides for furnishing transfer agent and fund administration services to the Fund, Parnassus Investments received fees paid by the Fund totaling $108,963 for the year ended December 31, 1995. The transfer agent fee is $2.30 per month per account ($2.22 per month prior to December, 1995) and a fund administration fee is $4,167 per month.

   Parnassus Investments has agreed to reduce its investment advisory fee to the extent necessary to limit total operating expenses to 1.25% of net assets for the Balanced Portfolio and 1.00% of net assets for the Fixed-Income and California Tax-Exempt Portfolios.

   Parnassus Investments waived the investment advisory fee for all three portfolios in 1995. For the Fixed-Income and California Tax-Exempt Portfolios, the transfer agent fee was reduced to $1.00 per month per account from January through June 1995. The Fund administration fee prior to October 1, 1995 was reduced to $1,000 per month for the Balanced Portfolio and was waived for the Fixed-Income and California Tax-Exempt Portfolios during such nine month period.

   Jerome L. Dodson is the President of the Fund and is the sole stockholder of Parnassus Investments.

   During 1995, the Fund incurred legal fees of $2,261 to Richard D. Silberman, counsel for the Fund. Mr. Silberman is also the Secretary of the Fund.

6. Deferred Organization Expenses

   Deferred organization expenses have been amortized over a period of three years commencing July 1, 1992 as follows:

   10%-July 1, 1992-June 30, 1993
   30%-July 1, 1993-June 30, 1994
   60%-July 1, 1994-June 30, 1995

THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. Financial Highlights

   Selected data for each share of capital stock outstanding,  total returns and ratios/supplemental  data for the years ended December 31, 1995,  1994,  1993 and for the seven month period ended December 31, 1992 are as follows:

------------------------------------------------------------------------------------------------------------------------------------
Balanced Portfolio                                                             1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------
Net asset value at begining of period                                         $15.70         $17.46         $16.17         $0.00
                                                                              ------         ------         ------        ------
Income from investment operations:
   Net investment income                                                        0.88           0.80           1.20          0.17
   Net realized and unrealized gain (loss) on securities                        3.93          (1.75)          1.36         16.15
                                                                              ------         ------         ------        ------
      Total from investment operations                                          4.81          (0.95)          2.56         16.32
                                                                              ------         ------         ------        ------
Distributions:
   Dividends from net investment income                                        (0.90)         (0.81)         (1.21)        (0.15)
   Distributions from net realized gain on securities                          (0.03)          0.00          (0.06)         0.00
                                                                              ------         ------         ------        ------
      Total distributions                                                      (0.93)         (0.81)         (1.27)        (0.15)
                                                                              ------         ------         ------        ------
Net asset value at end of period                                              $19.58         $15.70         $17.46        $16.17
                                                                              ======         ======         ======        ======
Total Return*                                                                  31.13%         (5.39%)        15.91%         8.58%
Ratios/Supplemental Data:
   Ratio of expenses to average net assets (actual)**                           0.72%          0.83%          0.81%          0.0
   Decrease reflected in the above expense ratios due to
       undertakings by the manager                                              0.82%          0.88%          1.24%         1.14%
   Ratio of net investment income to average net assets                         4.76%          5.15%          4.94%         2.44%
   Portfolio turnover rate                                                     15.36%          6.50%         33.40%        23.54%
Net assets, end of period (000's)                                            $26,779        $17,087        $11,542        $3,241
------------------------------------------------------------------------------------------------------------------------------------
Fixed-Income Portfolio                                                         1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------
Net asset value at begining of period                                         $13.79         $15.89         $15.33         $0.00
                                                                              ------         ------         ------        ------
Income from investment operations:
   Net investment income                                                        0.95           1.02           1.03          0.36
   Net realized and unrealized gain (loss) on securities                        1.95          (2.08)          0.57         15.32
                                                                              ------         ------         ------        ------
      Total from investment operations                                          2.90          (1.06)          1.60         15.68
                                                                              ------         ------         ------        ------
Distributions:
   Dividends from net investment income                                        (0.96)         (1.04)         (1.03)        (0.35)
   Distributions from net realized gain on securities                           0.00           0.00          (0.01)         0.00
                                                                              ------         ------         ------        ------
      Total distributions                                                      (0.96)         (1.04)         (1.04)        (0.35)
                                                                              ------         ------         ------        ------
Net asset value at end of period                                              $15.73         $13.79         $15.89        $15.33
                                                                              ======         ======         ======        ======
Total Return*                                                                  21.58%         (6.76%)        10.59%         2.87%
Ratios/Supplemental Data:
   Ratio of expenses to average net assets (actual)**                           0.90%          0.81%          0.68%          0.0
   Decrease reflected in the above expense ratios due to
       undertakings by the manager                                              0.73%          0.98%          1.00%         1.18%
   Ratio of net investment income to average net assets                         6.20%          7.00%          6.43%         3.20%
   Portfolio turnover rate                                                     12.10%          5.20%         10.90%        15.29%
Net assets, end of period (000's)                                             $6,585         $4,545         $4,160        $2,093


THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------------------------------------------------------------
California Tax-Exempt Portfolio                                                1995           1994           1993           1992
------------------------------------------------------------------------------------------------------------------------------------
Net asset value at begining of period                                        $14.28         $16.10         $15.06          $0.00
                                                                             ------         ------         ------         ------
Income from investment operations:
   Net investment income                                                       0.82           0.80           0.77           0.19
   Net realized and unrealized gain (loss) on securities                       1.78          (1.81)          1.16          15.05
                                                                             ------         ------         ------         ------
      Total from investment operations                                         2.60          (1.01)          1.93          15.24
                                                                             ------         ------         ------         ------
Distributions:
   Dividends from net investment income                                       (0.82)         (0.81)         (0.78)         (0.18)
   Distributions from net realized gain on securities                          0.00           0.00          (0.11)          0.00
                                                                             ------         ------         ------         ------
       Total distributions                                                    (0.82)         (0.81)         (0.89)         (0.18)
                                                                             ------         ------         ------         ------
Net asset value at end of period                                             $16.06         $14.28         $16.10         $15.06
                                                                             ======         ======         ======         ======
Total Return*                                                                 18.60%         (6.36%)        13.03%          1.70%
Ratios/Supplemental Data:
   Ratio of expenses to average net assets (actual)**                          0.50%          0.39%          0.48%          0.0
   Decrease reflected in the above expense ratios due to
       undertakings by the manager                                             0.69%          0.87%          0.99%          2.10%
   Ratio of net investment income to average net assets                        5.30%          5.37%          4.89%          2.10%
   Portfolio turnover rate                                                    13.10%         12.00%         20.46%          0.00%
Net assets, end of period (000's)                                            $4,483         $3,902         $3,256         $1,061

 * 1992 ratios reflect returns for seven months of operation and are not annualized.

** Parnassus Investments has agreed to a 1.25% limit on expenses for the Balanced Portfolio and 1% limit for the Fixed-Income and California Tax-Exempt Portfolios (See note 5 for details). Certain fees were waived for the years ended December 31, 1995, 1994 and 1993. All expenses were waived for the seven-month period ended December 31, 1992; therefore, the actual ratio of expenses to average net assets for each portfolio was 0%.


THE PARNASSUS INCOME FUND
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the  Shareholders and Board of Trustees of The Parnassus Income Fund:

     We have audited the accompanying statements of assets and liabilities of the portfolios comprising The Parnassus Income Fund (Balanced Portfolio, Fixed-Income Portfolio, and California Tax-Exempt Portfolio) (the "Fund"), including the portfolios of investments by industry classification, as of December 31, 1995, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended and the financial highlights (Note 7) for each of the three years in the period then ended and for the period from June 1, 1992 (commencement of operations) through December 31, 1992. These financial statements and financial highlights are the responsibility of the Funds management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned at December 31, 1995 by correspondence with the custodian and brokers; where replies were not received, we performed other auditing procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 1995, the results of its operations, the changes in its net assets and financial highlights for the respective stated periods in conformity with generally accepted accounting principles.




San Francisco, California
January 29, 1996

---------------------------------------

INVESTMENT ADVISER
Parnassus Investments
One Market-Steuart Tower #1600
San Francisco, California 94105               THE
                                               PARNASSUS
LEGAL COUNSEL                                  INCOME FUND
Richard D. Silberman, Esq.
465 California Street, #1020             --------------------------------------
San Francisco, California 94104



AUDITORS
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105



CUSTODIAN
Bank of California
475 Sansome Street
San Francisco, California 94111



DISTRIBUTOR
Parnassus Investments
One Market-Steuart Tower #1600
San Francisco, California 94105

                                         --------------------------------------

                                                    ANNUAL REPORT
                                                    DECEMBER 31, 1995

Printed on recycled paper.


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